Exhibit 7

SPV II - Limited Partnership

745 Hope Road

Eatontown, NJ 07724

jeff@wealthcolony.com

June 9, 2017

By email (jamie@originalsoupman.com) and Regular Mail

Soupman, Inc.

1110 South Avenue, Suite 100

Staten Island, New York 10314

Attention:           Jamieson Karson, Chief Executive Officer

Dear Mr. Karson:

Based upon further review of the public filings of Soupman, Inc. (the “Company”) and input received from individuals formerly associated with the Company, WealthColony Management Group, LLC, in its capacity as general partner of WealthColony SPV II, L.P., has additional concerns regarding the Company, including:

v)	The use of the proceeds received by the Company from the $3,062,890 note offering, the $240,000 offering of Series B Preferred Stock and $709,800 received from the exercise of Series B Preferred Stock Warrants during the fiscal year ended August 31, 2016 and the $648,558 raised in a series of offerings in fiscal 2017 (the “Offerings”);

vi)	The de minimis levels of cash and inventory reflected on the Company’s balance sheet despite the fact that the Company borrowed in excess of $3,711,448 within 10 months;

vii)	The issuance of the Company’s capital stock to non-employees for compensatory purposes in recent years; and

viii)	The role that convicted felon Sebastian Rametta has played in the Company’s management in recent years.

With regard to the Offerings and increased indebtedness, we are concerned that the proceeds of the Offerings may not have been used for proper corporate purposes and want a better understanding of the rationale behind the substantial increase in indebtedness and whether this increase motivated the resignation of Board members. With regard to Mr. Rametta, based upon information we have received, we are concerned that Mr. Rametta, by reason of his participation in Board of Director meetings, his role in formulating and overseeing corporate policy and his influence on current management, is a de facto officer and director of the Company which jeopardizes the Company’s ability to raise capital in certain circumstances in a lawful fashion. We are also concerned that shareholders of the Company have been improperly diluted by reason of the Board’s inappropriate issuance of shares.

In order to investigate whether the Board has properly discharged its duties, we hereby supplement the inspection request made by our letter dated June 6, 2017 to include the following:

1.	The Company’s general ledger for the period from January 1, 2015 to the present.

2.	All records and documents relating to the disbursement of the Offering proceeds.

3.	All bank records for January 1, 2015 to the present, including all checks and records of wire transactions.

4.	All agreements between the Company and any of Sebastian Rametta, Steve Madden and George Nadaff (or any family member, affiliate or advisor of any such person).

5.	All agreements and documents related to the issuance of any shares of the Company’s capital stock for compensatory purposes since January 1, 2015 to the present, and all notes, memos, emails and correspondence related thereto.

6.	All Board of Director minutes (including actions taken by written consent) from January 1, 2015 through the present.

7.	All stock transfer records from January 1, 2016 through the present.

In lieu of inspection, please deliver a copy of the requested items to the undersigned. If you choose not to deliver the lists, then unless otherwise agreed, the inspection shall occur by the undersigned representatives, including a forensic accountant, on June 19, 2017, commencing at 10:00 a.m. at the Company’s Staten Island offices. Under Delaware law, your response to this letter is due within five (5) business days of receipt.

The Company is further demanded to preserve and maintain the requested documents and suspend any document retention policy that may result in the destruction or elimination of such documents.

The undersigned declares and affirms under penalty of perjury under Delaware law that SPV II is the record owner of 67,255,934 shares of the Company’s common stock represented by certificate no. 1180.

We look forward to your response.

Very truly yours,

Wealth Colony SPV II, LP

By:	WealthColony Management Group, LLC, its General Partner

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager